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                                                      EXHIBIT 5






                              February 26, 1999

VIA FEDERAL EXPRESS

Lawrence A. Mendelsohn                       Jordan D. Schnitzer
Wilshire Real Estate Investment Trust, Inc.  Jordan Schnitzer Properties
1776 SW Madison Street                       1121 S.W. Salmon Street
Portland, Oregon  97205                      Portland, Oregon 97205

David C. Egelhoff                            Andrew A. Wiederhorn
Macadam Forbes, Inc.                         Wilshire Real Estate Investment
1800 S.W. 1st  Street                        Trust, Inc.
Suite 100                                    1776 SW Madison Street
Portland, Oregon  97201                      Portland, Oregon  97205

John C. Condas                               Patrick Terrell
Jackson, DeMarco & Peckenpaugh               c/o Wilshire Real Estate Investment
Four Park Plaza, 16th Floor                  Trust, Inc.
Irvine, California 92714                     1776 SW Madison Street
                                             Portland, Oregon 97205

Steven Kapiloff
Winthrop, Stimson, Putnam & Roberts
695 East Main Street
Post Office 6760
Stamford, Connecticut  06904

Gentlemen:

     As you know, Value Partners, Ltd. ("Value Partners") is the owner of one million shares of issued and outstanding common stock of Wilshire Real Estate Investment Trust, Inc. ("WREI"). We have recently received certain solicitation materials of Wilshire Financial Services Group, Inc. ("WFSG") in connection with its proposed pre-packaged Chapter 11 plan of reorganization (the "Solicitation"). The Solicitation describes both past transactions between WREI and WFSG and current negotiations and proposed transactions between WREI and WFSG as part of an anticipated Chapter 11 filing for WFSG.
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February 26, 1999
Page 2

     This letter is directed to each of you as a current or former director of WREI in order to place you on notice of Value Partners' claims and objections to matters raised in the Solicitation, as well as to certain aspects of the Board's overall stewardship of WREI.


                           Background
                           ----------

     In the short time since WREI's initial public offering, WREI's financial situation has deteriorated dramatically. Specifically, in merely the first two quarters of WREI's operations ending September 30, 1998, shareholders' equity declined from approximately $146.8 million to $100.4 million, or by over $46 million. Value Partners suspects that WREI has incurred additional substantial losses during its quarter ending December 31, 1998, thereby reducing shareholders' equity to perhaps a level below $75 million. While some of this decline is attributable to losses incurred during the liquidation of significant assets in the fall of 1998 to meet margin calls, a troubling percentage of WREI's true liquidity crisis and decline in shareholders' equity to date has been triggered by questionable loan transactions in the third quarter of 1998 between WREI, WFSG and Wilshire Credit Corporation ("WCC"), an entity controlled by Messrs. Weiderhorn and Mendelsohn. In addition, WREI recently agreed to loan $5 million to WFSG with actual knowledge that WFSG anticipated filing a Chapter 11 Petition. WREI also has negotiated debtor in possession ("DIP") financing to WFSG on terms which WFSG has stated in the Solicitation are unavailable from any other source. "This compromise and settlement was only reached after the Company [WFSG] had approached several well known debtor in possession lenders, all of whom declined to provide such financing on comparable terms." (Solicitation p. 4.) "The Company [WFSG] is unaware of any other potential source of DIP financing other than the DIP Facility." (Solicitation p. 15.)

     The following transactions in particular require an explanation by each of you as a member of the Board of Directors of WREI:

     1.   Loans Between WREI and WFSG.

     During the quarter ending September 30, 1998, a wholly owned subsidiary of WFSG (WMFC 1997-1) loaned WREI $15.6 million secured by operating real estate of WREI. During that same quarter, WREI loaned WFSG $17.7 million on an unsecured basis. In addition, WREI borrowed $17.4 million on an unsecured basis from WCC. This raises a simple question. Why would a Board of Directors, acting with the best interests of WREI in mind, permit WREI to borrow money on a secured basis, and loan money to that same lender's parent on an unsecured basis? It is reasonable to assume that had WREI refused to loan WFSG $17.7 million, WREI would not have had to borrow from and repay to WCC $17.4 million.
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February 26, 1999
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     While the substance of the above transactions is questionable, the structure is also troubling.  Because a different WFSG affiliated entity (or
WCC) was a party to each of these three loan transactions, it appears WFSG acted from the outset to create indebtedness for WREI which WREI could not eliminate or minimize through set offs against loans to WFSG or its affiliates. Because of WFSG's present financial condition, WREI's $17.7 million loan to WFSG remains outstanding and is to be seriously compromised or converted to equity at a sub-stantial loss to WREI. Meanwhile, WREI must repay its loans from WCC and WFSG which totaled $33 million (or perhaps has already paid these in part with pro-ceeds of a recovery from Southern Pacific). A decision to put at risk in excess of 10% of WREI's original shareholder value in a single unsecured loan to WFSG in this manner is indefensible.(1)

     2.   Debtor in Possession Financing.

     In the Solicitation, WFSG disclosed that it proposes to borrow an additional $10 million from WREI (through WREI's subsidiary, Wilshire Real Estate Partnership, L.P. ("WREP")) to fund certain needs in a Chapter 11 bank-ruptcy of WFSG. This proposed loan includes the following features:

          a.   Interest Rate   12%

          b. Maturity-this loan does not mature until February 29, 2004, to be repaid through principal and interest payments commencing on February 29, 2000. Prior to February 29, 2000, interest only will be payable on the facility. Hence, a company with severe liquidity problems is loaning $10 million, or approximately fif-teen percent (15%) of what we project will be its remaining shareholders' equity, to a company about to enter the uncertain future of Chapter 11. The loan will not be repaid in full until 2004 and is secured by stock in a bank subject to significant regulatory action by the Office of Thrift Supervision ("OTS") as of January 1999.

          c.   Commitment Fee-WFSG is not paying a commitment fee to WREI/WREP.

          d. Security-The proposed DIP loan is to be secured by common stock of First Bank of Beverly Hills, FSB ("First Bank") and its parent (a direct subsidiary of WFSG), subject to existing liens. According to the Solicitation, prior to October, 1998, First Bank was under a cease and desist order by the OTS; and again on January 7, 1999, the OTS issued a new cease and desist order with respect to transactions with affiliates. The Solicitation fur-ther states that the OTS could re-evaluate WFSG's ownership of First Bank or place First Bank in conservatorship or receiver-ship. The most recent OTS enforcement action is very telling, as it appears to have arisen as a result of affiliated

--------------
1 The Solicitation also states that WREI holds approximately $20 million prin-cipal amount of Series B notes of WFSG. Value Partners would like an explanation as to how much was paid for these securities, when such sum was paid and to whom.
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February 26, 1999
Page 4
               transactions between First Bank and various entities controlled by Mr. Wiederhorn and Mr. Mendelsohn, transactions perhaps similar to the affiliated transactions between WREI, WFSG, and WFSG's other related parties.

          e. Pre-Bankruptcy Interim Loan-$5 million of the proceeds of the DIP loan are to be used to repay a disclosed $5 million interim loan made in January 1999 by WREP to WFSG, (through Wilshire Acquisition Corporation ("WAC"), a subsidiary of WFSG), which loan was presumably approved by each of you. This pre-petition loan is allegedly secured by a priority lien on First Bank common stock.

          f. Pre-bankruptcy Unsecured Debt- As set forth above, WREI and WREP loaned WFSG $17.7 million on an unsecured basis. In the event WREI enters into this DIP loan, this debt will be restructured from a 13% loan due upon thirty (30) days notice to a 6% Payment in Kind ("PIK") note due 2006. In the event that the DIP loan is not made, this debt will be converted to equity equal to between 37% and 42% of the debt's original value (according to the Solicitation). Accordingly, it appears that a questionable unsecured loan which never should have been made can now be "salvaged" (if a 7 year 6% PIK note can be considered a reasonably equivalent asset) only by WREI's loaning an additional $10 million on a post-petition basis to a distressed company.

          g.   Lack of Liquidity   WREI apparently lacks the ability to make
               this loan unless it can liquidate certain assets. This issue is discussed in more detail below.

     3.   Pre-Bankruptcy Interim Loan.

     In January 1999, WREP agreed to loan to WFSG (through WAC) the sum of $5 million, which is referenced above. This loan is secured by a priority lien on First Bank stock. The following features on this interim loan were set forth in the solicitation material:

          a. In the event the DIP loan is not made by WREP, this interim loan will not be paid immediately and collateral pledged to secure repayment will be subordinated to a new DIP lender, if any. "The Interim Facility is guaranteed by the Company [WFSG] and is secured by a first priority pledge of all of the stock of First Bank; provided, however, if WFSG obtains one or more commitments from other lenders meeting certain conditions and WREP declines to make a comparable lien WREP agrees to subordinate its security interest in the shares of First Bank to those of such other lenders up to a maximum amount of such indebtedness.
               " (Solicitation p. 132.) Under such circumstances, the interim facility will mature February 29, 2004, with fully
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February 26, 1999
Page 5

              amortizing principal and interest payments commencing February 29, 2000. This loan will further be subject to modification in WFSG's bankruptcy proceeding. In addition, to the extent WSFG has preference or fraudulent transfer claims against WREI (none of which are described in the Solicitation), there is a real concern as to whether such claims can be asserted as a defense against payment of the interim facility.

         b. Given the liquidity problems of WREP, the DIP facility can be funded only in the event WREP liquidates certain of its assets. "The funding of the DIP Facility is subject to a number of conditions, including WREP having sufficient available funds to make disbursements under the DIP Facility, the restructuring of one of WREP's outstanding borrowings, and the sale by WREP of a large loan in its portfolio. There can be no assurance that the DIP Facility will be funded." (Solicitation p. 133.) Absent such an asset liquidation and restructuring (which it appears WREI is undertaking to meet WFSG's needs and not its own), the DIP loan cannot be made and $5 million in liquidity is gone. In the event it can liquidate this asset, the DIP loan will be made and $10 million in liquidity has disappeared.

         c. In the Solicitation, WFSG notes that the proposed DIP facility was offered to a number of institutions, all of whom refused to enter into such an agreement on terms similar to this DIP facility.
              This suggests that while the opportunity is favorable to WFSG, it is unfavorable to WREP.

         d. As is set forth above, should WREI be unable to make the DIP loan, the interim loan is to be repaid over five years. Further, its security interest in the common stock of the First Bank is to be subordinated to a new DIP lender, if any. In short, you author-ized a $5 million interim loan which can be repaid immediately only in the event that WREI successfully liquidates much needed assets in order to make a $10 million DIP loan on terms no experienced DIP lender would authorize. This is not in WREI's best interests.

     4.   Non-Payment of Dividend.

     On September 17, 1998, WREI announced a dividend of $0.40 per share, pay-able on October 27, 1998. On October 26, 1998, WREI announced that it had lost between $40 and $50 million on investments and was delaying for ninety (90) days the $0.40 per share dividend. On November 23, 1998, WREI announced that its decision to postpone the payment of the $0.40 per share dividend was ". . . to increase short-term liquidity. . .," but reiterated its intention to pay the postponed $0.40 per share dividend on January 27, 1999. However, on December 30, 1998, WREI announced that ". . . its Board of Directors has authorized the repurchase of up to one million shares of the
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February 26, 1999
Page 6

Company's common stock . . ." and that ". . . it will further postpone its pre-vious announced third quarter dividend to increase short-term liquidity."

     To date, WREI has not paid its previously declared $0.40 per share dividend. Rather, WREI diverted limited available cash to a $5 million interim loan to WFSG that may not be repaid in full until the year 2004.

     The Solicitation suggests that the Board of Directors of WREI has breached its duties to WREI and its shareholders by entering into highly questionable transactions which put at risk a significant portion of the shareholders' equity of WREI and have seriously impaired WREI's future liquidity. These public dis-closures support the conclusion that this Board is failing to exercise independent judgment in negotiations with WFSG. Given that Mr. Wiederhorn and Mr. Mendelsohn are the chairman/chief executive officer and the president, respectively, of both WREI and WFSG, each of you should have exercised heightened scrutiny of these transactions.

     5.   Management Agreement and Servicing Agreement.

     WREI and WREP entered into a Management Agreement with Wilshire Realty Services Corporation. ("WRSC"), a subsidiary of WFSG. In addition, WREI entered into a loan servicing agreement with WCC, which is owned by Mr. Wieder-horn and Mr. Mendelsohn. According to the Solicitation, WCC is to become a subsidiary of WFSG. Given the impending Chapter 11 proceeding of WFSG and the questionable transactions between WFSG and WREI, there is not a good reason why WREI and WREP should continue the Management and Service Agreements with WFSG and its wholly owned subsidiaries. This is particularly true given that WFSG has done such a poor job of managing WREI thus far.


                            Summary
                            -------

     As members of the Board of Directors of WREI, you owed and continue to owe a duty to take actions in the best interest of WREI's shareholders. Subsequent to the public offering and while under your stewardship, WREI entered into a number of transactions with WFSG (or subsidiaries) and WCC which require immediate explanation, not only as to their substance, but also in some cases as to a structure seemingly established for the benefit of WFSG or WCC, to the detriment of WREI. While the loans between WREI, WFSG and WCC appear to involve a similar exchange of value in and out of WREI, the net effect is that WREI owed WFSG and WCC approximately $33 million, of which debts $15.6 million owed to WFSG is secured, and none of which could not be offset against a $17.7 million unsecured loan that WREI made to WFSG. To make matters worse, you are in the process of squandering an opportunity to minimize the impact of the un-even treatment accorded WREI in 1998 and 1999 by WFSG through the negotiation of interim and DIP financing with WFSG. Rather than strengthen WREI's position, you have actually weakened WREI's financial condition by placing at risk $10 million in liquidity. In effect, you, as a Board, have allowed WFSG to use WREI
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February 26, 1999
Page 7

in a way that parallels WFSG's use of First Bank, which use has precipitated recent regulatory prohibitions.

     In order to address the severe damage already inflicted on WREI, and in order to mitigate the effects of the proposed reorganization of WFSG in its anticipated Chapter 11 filing, WREI should re-open negotiations immediately with WFSG to obtain, at least, the following in exchange for the proposed DIP facility:

     1. The terms of the DIP financing should be revised to provide for repay-ment of any outstanding balance of the DIP facility immediately upon the effective date of WFSG's bankruptcy reorganization, assuming the Board can demonstrate that it is in fact prudent for WREI to undertake the DIP facility;

     2. The proposed terms for settlement of the $17.7 million loan to WFSG should be revised to provide for cash payments at a normal market interest rate for similar unsecured debt. This loan is clearly impaired notwithstanding WFSG's self serving categorization of the loan as unimpaired in its reorgan-ization plan. WREI should assert its rights accordingly;

     3. Messrs. Weiderhorn and Mendelsohn should immediately resign from the Board of Directors of WREI and be replaced with two independent directors accept -able to the shareholders. Messrs. Weiderhorn and Mendelsohn's conflicts are fundamental and irreconcilable; and

     4. The Board should retain independent counsel to (i) review the Manage-ment Agreement with WRSC and WFSG to determine whether a basis exists for the termination of that contract for cause and (ii) investigate, and advise the Board as to, any possible claims that WREI or WREP may have against WFSG, WRSC, WCC and WAC, and their officers and directors, for breach of their duties and obligations to WREI or WREP. In the interim, WREI should not give any releases to WFSG, its affiliates or any of its officers or directors.

     Absent adequate resolution of these above issues, WREI should not provide the DIP facility and should object to any proposed plan to reorganize WFSG.

     Should the Board fail to address these issues immediately, Value Partners intends to pursue all legal remedies available to it.2

     I would like to arrange a meeting with you at once to learn how you intend to resolve these issues in a manner that serves the best interests of WREI and its shareholders. I look forward to hearing from you as soon as possible.
---------------
2   This letter is not intended to be an exhaustive analysis of all issues, and there are other issues that exist, including, but not limited to, WREI's failure to qualify as a REIT for federal tax purposes.
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February 26, 1999
Page 8

                                  Sincerely yours,

                                  VALUE PARTNERS, LTD.

                              By: Ewing & Partners, Its General Partner


                              /s/ Timothy G. Ewing
                              -------------------------
                              Timothy G. Ewing
                              Managing Partner


cc:  Jack R. Bird, Esq.- Bergman, Yonks, Stein & Bird, L.L.P.
     Anthony J. Trenga, Esq.- Miller & Chevalier
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